                                                                                                                                    P.O. Box 2600

                                                                                                                                    Valley Forge , PA 19482-2600

                                                                                                                                    610-669-2689

                                                                                                                                    nathan_m_will@vanguard.com

October 6, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard Explorer Fund

Dear Mr. Sandoe:

The following responds to your comments of September 27, 2010 on the post-effective amendment of the above-referenced registrant.  You commented on Post-Effective Amendment No. 88, which was filed on August 12, 2010 pursuant to Rule 485(a).

Comment 1:    Prospectus – Cover Page

Comment:         Please delete the name of each individual class of the Vanguard Explorer Fund (the “Fund”) under “Investor Shares & AdmiralTM Shares” as they appear to be duplicative, and move the ticker symbols so that they appear next to the name of the appropriate share class.

Response:         We believe that the existing format complies with the requirements of Item 1(a)(2) of Form N-1A.  For this reason, we will retain the existing format.

Comment 2:    Prospectus – Primary Investment Strategies

Comment:         The Primary Investment Strategies section states that the Fund invests primarily in the stocks of small companies.  Please explain how the Fund defines “small companies.”

Response:         The Fund’s focus on small companies, i.e., companies considered “small-cap,” is discussed in the Market Exposure section of the prospectus.  In that section, we note that stocks of publicly traded companies and funds that invest in stocks are often classified according to market value or market capitalization, and that market capitalization ranges change over time.  We also note that interpretations of size vary, and there is no official definition of small capitalization even among Vanguard fund advisors.  We do not define small capitalization using a specific dollar range or amount because we believe that could potentially confuse investors as dollar ranges vary over time and among advisors and funds.  Instead, we disclose the Fund’s asset weighted median market capitalization as of its fiscal year end.  We believe this information is useful for investors concerned with market capitalization.  In addition, the last paragraph in the Market Exposure section sets forth certain defining characteristics of small companies in comparison to larger companies.

Comment 3:    Prospectus – Fund Summary – Primary Risks

Comment:         Unless the Fund is advised by or sold through an insured depository institution, delete the sentence stating that “an investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the [FDIC] or any other governmental agency.”

Response:         The Fund may be sold through depository institutions.  Therefore, we will retain this disclosure.

Comment 4:    Prospectus – Fund Summary – Annual Total Returns

Comment:         Please provide the “since inception” performance information in the Average Annual Total Returns table in its own column adjacent to the “5 Year[]” performance information.

Response:         Due to technical limitations, we are unable to make the requested change at this time.  We are working on a systems modification that will reformat the average annual total returns table in a way that will allow us to add a “since inception” performance column.  Until that modification is implemented, we will retain the current format.

Comment 5:    Prospectus – Fund Summary – Payments to Financial Intermediaries

Comment:         Please confirm whether any affiliates or related companies of the Fund or its investment advisor pay financial intermediaries for sales of Fund shares.

Response:         No affiliates or related companies of the Fund or its investment advisor pay financial intermediaries for sales of Fund shares.

Comment 6:    Prospectus – More on the Fund – Security Selection

Comment:         If investments in stock index futures and/or shares of exchange-traded funds will be a principal investment strategy of the Fund, please include it in the Fund Summary section.

Response:         Investments in stock index futures and/or shares of exchange-traded funds are not principal investment strategies of the Fund.

Comment 7:    Prospectus – More on the Fund – Other Investment Policies and Risks

Comment:         The disclosure state that the Fund may invest to a limited extent in derivatives.  If derivative risk is a principal risk of the Fund, make disclosure changes as noted in the SEC’s July 30, 2010 letter to the ICI.

Response:         Derivative risk is not a principal risk of the Fund.

Comment 8:    Prospectus – Financial Highlights

Comment:         Please clarify the statement that the information for all periods in the table through October 31, 2009 has been audited by an independent registered public accounting firm, rather than “derived from” such audited financial statements.

Response:         The information for all periods in the table through October 31, 2009 has been audited by an independent registered accounting firm.  We will revise the disclosure to reflect that the information for these periods was obtained from these audited financial statements.

Comment 9:    Statement of Additional Information – Fundamental Policies

Comment:         The second to last paragraph of the fundamental policies section states that “unless otherwise required by the 1940 Act, if a percentage restriction is adhered to at the time the investment is made, a later change in the percentage resulting from a change in the market value of assets will not constitute a violation of the restriction.”  Please modify the disclosure to note that a fund’s borrowing is an exception to the general rule stated above.

Response:         We have modified the disclosure as requested.

Tandy Requirements

As required by the SEC, each Fund acknowledges that:

•     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•     Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•     The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-2689 with any questions or comments regarding the above responses and explanations.

Sincerely,

Nathan Will

Associate Counsel

The Vanguard Group, Inc.